

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

August 16, 2017

Christopher P. Meyers
Chief Financial Officer
SpartanNash Company
850 76 Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

      **Re: SpartanNash Company
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 1, 2017
           File No. 0-31127**

Dear Mr. Meyers:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ William H, Thompson

      William H. Thompson
      Accounting Branch Chief
      Office of Consumer Products